                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12 (b) OR 12(g) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934

                            SMITHFIELD FOODS, INC.
            (Exact name of registrant as specified in its charter)


                Virginia                                52-0845861
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

          200 Commerce Street                              23430
          Smithfield, Virginia                          (Zip Code)
(Address of principal executive offices)

       Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class               Name of each exchange on which each
          to be so registered                   class is to be registered

Common Shares, $.50 par value per share            New York Stock Exchange


If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [_]

Securities Act registration statement file number to which this Form relates:
__________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None

Item 1.  Description of Registrant's Securities to be Registered

     The following description of the capital stock of Smithfield Foods, Inc. (the "Company") does not purport to be complete and is subject in all respects to applicable Virginia law, to the provisions of the Company's Amended and Restated Articles of Incorporation, its Bylaws, and the Rights Agreement dated May 30, 2001 between the Company and Computershare Investor Services, LLC, copies of which have been filed with the Securities and Exchange Commission. The Company's Amended and Restated Articles of Incorporation, as amended effective May 30, 2001 (the "Articles of Incorporation"), authorize 100,000,000 shares of Common Stock, par value $.50 per share (the "Common Shares") and 1,000,000 shares of Preferred Stock, par value $1.00 per share (the "Preferred Shares").

Common Shares

     Holders of Common Shares are entitled to one vote per share on all matters to be voted upon by the shareholders. The Company has a classified Board of Directors with staggered three-year terms. Holders of Common Shares do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all the directors that are up for election at a given time. In such event, the holders of the remaining shares will not be able to elect any directors. Directors may be removed only with cause by the affirmative vote of the holders representing at least two-thirds of the votes entitled to be cast on such action. Any vacancy occurring on the Board of Directors, including a vacancy resulting from an increase in the number of directors or the removal of a director, may be filled only by a majority of the remaining directors even if the remaining directors constitute less than a quorum. Holders of Common Shares are entitled to receive such dividends as may be declared from time to time by the Company's board of directors out of funds legally available therefor, after payment of dividends required to be paid on outstanding Preferred Shares, if any. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Shares are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Shares then outstanding, if any. The Common Shares have no preemptive or conversion rights and are not subject to further calls or assessments by the Company. Amendments to or affecting certain provisions of the Articles of Incorporation relating to the election, term and removal of directors and the filling of vacancies on the Board of Directors must be approved by the affirmative vote of the holders of shares representing at least 66-2/3% of the votes entitled to be cast by each voting group entitled to vote on such action. Other amendments to the Articles of Incorporation, as well as any merger or share exchange to which the Company is a party or any sale, lease, exchange or other disposition of all or substantially all of the Company's property otherwise than in the usual and regular course of business, will be approved if a majority of the votes entitled to be cast by each voting group entitled to vote on such action are cast in favor of such action. The Common Shares outstanding have been duly authorized and are validly issued, fully paid and non-assessable. The Transfer Agent and Registrar for the Common Shares is Computershare Investor Services, LLC, Chicago, Illinois.

Summary of Rights to Purchase Preferred Shares

     On May 30, 2001, the Board of Directors of Smithfield Foods, Inc., a Virginia corporation (the "Company"), declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, par value $0.50 per share, of the Company (the "Common Shares"). The dividend was payable on May 31, 2001 (the "Record Date") to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a Series A Junior Participating Preferred Share of the Company, $1.00 par value per share (the "Preferred Shares"), at a price of $180
(subject to adjustment as provided in the Rights Agreement) per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, as amended (the "Rights Agreement"), between the Company and Computershare Investor Services, LLC, a Delaware limited liability company, as Rights Agent (the "Rights Agent").

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares (the earlier of such dates being the "Distribution Date"), the Rights associated with Common Shares for which share certificates have been issued will be evidenced by such Common Share certificates, and the Rights associated with uncertificated Common Shares will be evidenced by the registration of ownership of Common Shares in the Company's share register. The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares.
As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on May 31, 2011 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares; (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares; or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date (other than the already-declared stock dividend referred to in the first paragraph above).

     Preferred Shares purchasable upon exercise of the Rights will be nonredeemable. Each Preferred Share will have a minimum preferential quarterly dividend rate of $1.00 per share, but will be entitled to an aggregate dividend of 1,000 times the dividend declared on the Common Shares. In the event of liquidation, the holders of the Preferred Shares will receive a preferential liquidation payment equal to the greater of $180,000 or 1,000 times the payment made per Common Share. Each Preferred Share will have 1,000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of a one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

     In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.0001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is included as an exhibit to this registration statement.

Preferred Shares

     The Company's board of directors has the authority, without any vote or action by the shareholders, to issue Preferred Shares in one or more series and to fix the designations, preferences, rights, qualifications, limitations and restrictions thereof, including the voting rights, dividend rights, dividend rate, conversion rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series. Under certain circumstances the Company's board of directors could utilize the issuance of Preferred Shares as a method of preventing a takeover of the Company. There are no shares of Preferred Shares outstanding, and there are no agreements or understandings for the designations of any series of Preferred Shares or the issuance of shares thereunder, except pursuant to the preferred share purchase rights plan, described above, and except for the single outstanding Series B Special Voting Preferred Share, summarized below.

Series B Special Voting Preferred Share

     In connection with the Company's acquisition of Schneider Corporation during late 1997 and early 1998, which acquisition involved among other steps the issuance of Exchangeable Shares by Smithfield Canada Limited, the Company issued one Series B Special Voting Preferred Share (the "Special Voting Share"). The Special Voting Share was issued to the Trustee to be held for the benefit of holders of Exchangeable Shares pursuant to the Voting,

Support and Exchange Trust Agreement which is incorporated by reference as an exhibit hereto. The Special Voting Share entitles the Trustee to an aggregate number of votes at a Company's shareholders' meeting equal to the number of Exchangeable Shares outstanding (other than Exchangeable Shares held by the Company and its subsidiaries). Pursuant to the Voting, Support and Exchange Trust Agreement, the Trustee provides to each holder of Exchangeable Shares all proxy and other materials relating to a Company's shareholders meeting, and such holder may instruct the Trustee as to how such holder's Exchangeable Shares are to be voted or may require the Trustee to provide a proxy so that the holder may attend the meeting in person and exercise such holder's voting rights. Since the acquisition, many of the Exchangeable Shares have been exchanged for Common Shares, and the Company expects that all remaining Exchangeable Shares will have been exchanged by the tenth anniversary of their issuance.

Item 2.  Exhibits

1. Articles of Amendment filed May 30, 2001 to the Amended and Restated Articles of Incorporation amending the terms for the Company's Series A Preferred Shares, par value $1.00 per share, including the Amended and Restated Articles of Incorporation of the Company, as amended through May 30, 2001 (incorporated by reference to Exhibit 1 to the Company's Form 8-A filed with the Commission on May 30, 2001).

2. Amendment to the Bylaws adopted May 30, 2001, including the Bylaws of the Company, as amended through May 30, 2001 (incorporated by reference to Exhibit 2 to the Company's Form 8-A filed with the Commission on May 30,
     2001).

3. Form of certificate representing the Company's Common Stock, par value $.50 per share, including Rights legend (incorporated by reference to Exhibit 3 to the Company's Form 8-A filed with the Commission on May 30, 2001).

4. Rights Agreement dated as of May 30, 2001, between the Company and Computershare Investor Services LLC, Rights Agent, (incorporated by reference to Exhibit 4 to the Company's Form 8-A filed with the Commission on May 30, 2001).

5. Form of certificate representing Rights (incorporated by reference to Exhibit 5 to the Company's Form 8-A filed with the Commission on May 30,
     2001).

6. Form of certificate representing the Company's single Series B Special Voting Preferred Share, par value $1.00 (incorporated by reference to Exhibit 4.8 to the Company's Registration Statement on Form S-4, as amended, filed with the Commission on September 25, 1998 (the "Schneider Exchange Offer Registration Statement")).

7. Form of certificate representing Smithfield Canada Limited Exchangeable Shares (incorporated by reference to Exhibit 4.9 to the Schneider Exchange Offer Registration Statement).

8. Voting, Support and Exchange Trust Agreement among the Company, Smithfield Canada Limited and CIBC Mellon Trust Company, dated as of November 10, 1998 (incorporated by reference to Exhibit 4.5 (c) to the Company's Annual Report on Form 10-K for the fiscal year ended May 2, 1999 filed with the Commission on August 2, 1999).

9. Exchangeable Share Provisions, excerpted from the Articles of Incorporation, as amended, of Smithfield Canada Limited (incorporated by reference to Exhibit 4.5(d) to the Company's Annual report on Form 10-K for the fiscal year ended May 2, 1999 filed with the Commission on August 2,
     1999).

                                   Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                     SMITHFIELD FOODS, INC.


                                     Date:  May 30, 2001

                                     By:  /s/ C. Larry Pope
                                          -----------------
                                          C. Larry Pope
                                          Vice President and
                                          Chief Financial Officer